Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207166

Prospectus

Warrants to Purchase an Aggregate of 80,000,000 Common Shares and 80,000,000 Common Shares Underlying the Warrants

EXCO Resources, Inc.

Warrants and Common Shares

The selling shareholder named in this prospectus may use this prospectus to offer and resell from time to time warrants representing the right to purchase an aggregate of up to 80,000,000 of our common shares and up to 80,000,000 common shares underlying the warrants. We will not receive any of the proceeds from the sale of our warrants or our common shares underlying the warrants by the selling shareholder.

The selling shareholder acquired the warrants and common shares underlying the warrants offered for resale hereunder from us in a private offering exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, pursuant to a services and investment agreement described in this prospectus. We are registering the offer and resale of the warrants and the underlying common shares to satisfy registration rights we have granted to the selling shareholder.

The selling shareholder named in this prospectus, or its donees, pledgees, transferees or other successors-in-interest, may offer or resell the warrants and underlying common shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

The selling shareholder may resell the warrants and underlying common shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling shareholder will bear all commissions and discounts, if any, attributable to the sale of the warrants and underlying common shares. We will bear all costs, expenses and fees in connection with the registration of the warrants and underlying common shares. For additional information on the methods of sale that may be used by the selling shareholder, see “Plan of Distribution” beginning on page 16 of this prospectus.

Our common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “XCO.” On October 13, 2015, the last reported sale price of our common shares on the NYSE was $1.03 per share.

An investment in our common shares involves risks. See “Risk Factors” beginning on page 5 of this prospectus and “Risk Factors” in our most recent Annual Report on Form 10-K, as amended, and our most recent Quarterly Reports on Form 10-Q, each of which is incorporated by reference in this prospectus, and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 14, 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. The selling shareholder named in this prospectus may resell, from time to time, in one or more offerings, the warrants and underlying common shares offered by this prospectus. Information about the selling shareholder may change over time. When the selling shareholder sells warrants or the underlying common shares under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement. You should carefully read this prospectus and the accompanying prospectus supplement, if any, along with all of the information incorporated by reference herein and therein, before making an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling shareholder has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell, nor is the selling shareholder seeking an offer to buy, the warrants or underlying common shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted. No offers or sales of any of the warrants or underlying common shares are to be made in any jurisdiction in which such an offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sales of the warrants or underlying common shares offered hereby.

Except where the context otherwise requires or as otherwise indicated, all references in this prospectus to “EXCO,” “EXCO Resources,” “Company,” “we,” “us” and “our” refer to EXCO Resources, Inc. and its consolidated subsidiaries. In the discussion of our warrants and common shares and related matters, these terms refer solely to EXCO Resources, Inc.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements, as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements relate to, among other things, the following:

•	our future financial and operating performance and results;

•	our business strategy;

•	market prices;

•	our future use of derivative financial instruments; and

•	our plans and forecasts.

We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

We use the words “may,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” “intend,” “plan,” “potential,” “project,” “budget” and other similar words to identify forward-looking statements. The statements that contain these words should be read carefully because they discuss future expectations, contain projections of results of operations or our financial condition and/or state other “forward-looking” information. We do not undertake any obligation to update or revise any forward-looking statements, except as required by applicable securities laws. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus and the documents incorporated herein by reference, including, but not limited to:

•	fluctuations in the prices of oil and natural gas;

•	the availability of oil and natural gas;

•	future capital requirements and availability of financing;

•	our ability to meet our current and future debt service obligations, including our ability to maintain compliance with our debt covenants;

•	disruption of credit and capital markets and the ability of financial institutions to honor their commitments;

•	estimates of reserves and economic assumptions, including estimates related to acquisitions and dispositions of oil and natural gas properties;

•	geological concentration of our reserves;

•	risks associated with drilling and operating wells;

•	exploratory risks, including those related to our activities in shale formations;

•	discovery, acquisition, development and replacement of oil and natural gas reserves;

•	cash flow and liquidity;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	availability of water and other materials for drilling and completion activities;

•	marketing of oil and natural gas;

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•	political and economic conditions and events in oil-producing and natural gas-producing countries;

•	title to our properties;

•	litigation;

•	competition;

•	our ability to attract and retain key personnel;

•	general economic conditions, including costs associated with drilling and operations of our properties;

•	our ability to regain compliance with the listing requirements of, and maintain the listing of our common shares on, the New York Stock Exchange, or the NYSE;

•	environmental or other governmental regulations, including legislation to reduce emissions of greenhouse gases, legislation of derivative financial instruments, regulation of hydraulic fracture stimulation and elimination of income tax incentives available to our industry;

•	receipt and collectability of amounts owed to us by purchasers of our production and counterparties to our derivative financial instruments;

•	decisions whether or not to enter into derivative financial instruments;

•	potential acts of terrorism;

•	our ability to manage joint ventures with third parties, including the resolution of any material disagreements and our partners’ ability to satisfy obligations under these arrangements;

•	actions of third party co-owners of interests in properties in which we also own an interest;

•	fluctuations in interest rates;

•	our ability to effectively integrate companies and properties that we acquire; and

•	changes to our business strategy and other corporate actions developed in connection with our services and investment agreement with Energy Strategic Advisory Services LLC, or ESAS.

We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. We caution users of the financial statements not to place undue reliance on any forward-looking statements. When considering our forward-looking statements, keep in mind the risk factors and other cautionary statements in this prospectus and the documents incorporated herein by reference. The risk factors noted in this prospectus and the documents incorporated herein by reference provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please see “Risk Factors” beginning on page 5 of this prospectus and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as the same may be amended, and in any applicable prospectus supplement for a discussion of certain risks related to our business and an investment in our securities.

Our revenues, operating results and financial condition depend substantially on prevailing prices for oil and natural gas and the availability of capital. Declines in oil or natural gas prices may have a material adverse effect on our financial condition, liquidity, results of operations, the amount of oil or natural gas that we can produce economically and the ability to fund our operations. Historically, oil and natural gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors” in this prospectus beginning on page 5 and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as the same may be amended, and any accompanying prospectus supplement and the risk factors discussed in the documents incorporated by reference herein.

Our Company

We are an independent oil and natural gas company engaged in the exploitation, exploration, acquisition, development and production of onshore U.S. oil and natural gas properties with a focus on shale resource plays. Our principal operations are conducted in certain key U.S. oil and natural gas areas including Texas, Louisiana and the Appalachia region.

EXCO Resources, Inc. is a Texas corporation that was incorporated in October 1955. Our common shares trade on the NYSE under the symbol “XCO.” Our principal executive office is located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251. Our telephone number is (214) 368-2084. Our website address is www.excoresources.com. The information available on or through our website is not part of this prospectus.

The Offering

Issuer	EXCO Resources, Inc.

Securities offered

The securities offered for resale by the selling shareholder by this prospectus include:

•       warrants representing the right to purchase up to an aggregate of 80,000,000 of our common shares, subject to adjustment for share splits, share dividends or similar transactions; and

•       up to 80,000,000 of our common shares issuable upon the exercise of the warrants, subject to adjustment for share splits, share dividends or similar transactions.

Exercise and term of warrants	The warrants were issued in four tranches and represent the right to purchase an aggregate of up to 80,000,000 common shares. The applicable exercise price and expiration date of each warrant is as follows:

Warrant Certificate	Number of Common Shares Underlying Warrant	Exercise Price Per Common Share	Expiration Date
Warrant Certificate No. 1	15,000,000	$2.75	April 30, 2019
Warrant Certificate No. 2	20,000,000	$4.00	March 31, 2020
Warrant Certificate No. 3	20,000,000	$7.00	March 31, 2021
Warrant Certificate No. 4	25,000,000	$10.00	March 31, 2021

Subject to certain limitations, each warrant becomes exercisable on March 31, 2019. The exercisability of each warrant is subject to the per share price of our common shares achieving certain performance hurdles as compared to a peer group. In general, as the performance of our common shares improves, each warrant may be exercised for a greater number of our common shares, up to the maximum amount listed in the table above. If the per share price of our common shares does not meet the minimum performance level required pursuant to the terms of a warrant on March 31, 2019, such warrant will be cancelled and will not be exercisable for any common shares. For additional information, see “Description of Warrants” beginning on page 19.

Adjustment of warrants	The exercise price of each warrant and the number of common shares underlying each warrant may be adjusted in the case of certain corporate events, including, among other things, a subdivision, share dividend, share split, reverse share split, combination, reorganization, reclassification, merger, consolidation or disposition of assets.

No shareholder rights for warrant holders	Unless and until a warrant is exercised for our common shares, a warrant holder is not entitled to any rights with respect to our common shares, including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares.

Registration rights	Under the terms of a registration rights agreement, we have agreed to file this registration statement with respect to the registration of the resale by the selling shareholder of the warrants and the underlying common shares. We have agreed that, upon this registration statement being declared effective, we will use our best efforts to maintain the effectiveness of this registration statement until the warrants and underlying common shares have been sold in accordance with the registration statement, subject to certain limitations and exceptions. For additional information, see “Selling Shareholder — Registration Rights Agreement.”

Selling shareholder	All of the warrants and common shares are being offered by the selling shareholder named herein. See “Selling Shareholder” for more information on the selling shareholder.

Use of proceeds	We will not receive any proceeds from the sale of the warrants or the underlying common shares in this offering. We may receive cash proceeds of up to an aggregate of $511,250,000 from the exercise of the warrants, to the extent the warrants are exercised for cash. We expect that we will use any proceeds from the exercise of the warrants for general corporate purposes.

Plan of distribution	The selling shareholder named in this prospectus, or its pledgees, donees, transferees or other successors-in-interest, may offer or sell the warrants and underlying common shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholder may resell the warrants and underlying common shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. See “Plan of Distribution” for additional information on the methods of sale that may be used by the selling shareholder.

NYSE symbol	XCO

Risk factors	Investing in our warrants or the underlying common shares involves risks. For a discussion of certain risks associated with an investment in our securities, please see “Risk Factors” beginning on page 5 of this prospectus and “Risk Factors” contained in our most recent Annual Report on Form 10-K, as amended, and any updates in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, as well as the risk factors discussed in the documents incorporated by reference herein.

Related resale registration statements	This registration statement relates to the resale by the selling shareholder of the warrants and underlying common shares. We have also filed a Registration Statement on Form S-3 (File No. 333-203549) on April 21, 2015, as amended by Pre-Effective Amendment No. 1, filed with the SEC on

July 16, 2015, with respect to the resale by the selling shareholder of 5,882,353 of our common shares that were issued to the selling shareholder in a private placement. Pursuant to our Services and Investment Agreement, dated March 31, 2015, with the selling shareholder, as amended by that certain Acknowledgment of Amendment, dated as of May 26, 2015, and that certain Amendment No. 2 to Services and Investment Agreement, dated as of September 8, 2015, or the services and investment agreement, the selling shareholder has agreed to make certain future purchases of our common shares in the open market, and we have agreed to prepare and file additional resale registration statements related to our common shares purchased in such transactions. We have also agreed to prepare and file future registration statements related to the resale by the selling shareholder of any common shares subsequently acquired by it or its affiliates. For additional information, see “Selling Shareholder — Services and Investment Agreement” and “Selling Shareholder — Registration Rights Agreement.”

RISK FACTORS

An investment in our securities involves certain risks. Before investing in our securities, you should carefully consider the risk factors set forth below as well as the risk factors set forth in our most recent Annual Report on Form 10-K, as amended, and any updates in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus. The risks so described are not the only risks facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows and could result in a loss of all or part of your investment. In any case, the value of the securities offered by means of this prospectus could decline due to any of these risks, and you may lose all or part of your investment.

The selling shareholder may acquire significant ownership of our common shares and could have significant influence over our affairs which could adversely affect our other shareholders.

Pursuant to the terms of the services and investment agreement entered into between EXCO and ESAS, a wholly owned subsidiary of Bluescape Resources Company LLC, or Bluescape, and subject to certain terms and conditions as further described under the heading “Selling Shareholder,” on March 31, 2015, ESAS agreed to provide us with certain strategic advisory services until the earlier of (i) the termination of the services and investment agreement and (ii) March 31, 2019. In exchange for ESAS’ advisory services, we issued ESAS warrants in four tranches representing the right to purchase an aggregate of up to 80,000,000 of our common shares, or the warrants, and ESAS purchased 5,882,353 of our common shares, or the initial shares, at a price of $1.70 per share. Additionally, in connection with the services and investment agreement, ESAS has agreed to purchase at least $13.5 million of additional common shares through open market purchases during the one year following the closing of the services and investment agreement, subject to certain extensions and exceptions, or the post-closing investment.

Under the services and investment agreement, Charles John Wilder, Jr., Executive Chairman of Bluescape, a private, independent investment and operating company, focused principally in the oil and gas and power sectors, was appointed as a member of our board of directors, and ESAS was granted the right to nominate one director for election to our board of directors through the term of the services and investment agreement. Mr. Wilder also serves as our Executive Chairman of the Board of Directors, a position with no additional legal duties or obligations other than those applicable to any other director. As a result of the foregoing, ESAS could have significant influence over our affairs for the foreseeable future. The ownership interests of ESAS and the influence of ESAS over our affairs, may limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our public shareholders do not view as beneficial.

There is no established or active trading market for the warrants.

Currently, there is no established or active trading market for the warrants. We have not applied and do not intend to apply for listing of the warrants on any national securities exchange. We cannot assure you as to the development or liquidity of any market for the warrants, the ability of the holders of the warrants to sell the warrants or any portion thereof or the price at which holders would be able to sell the warrants or any portion thereof. The trading price, if any, of the warrants will depend on the price of our common shares, the market for similar securities and other factors, including economic conditions, and our financial condition, performance and prospects.

The exercise of the warrants may dilute the ownership interest of existing shareholders, including warrant holders who have previously exercised their warrants.

The exercise of some or all of the warrants may dilute the ownership interests of existing shareholders. Any sales of our common shares issuable upon the exercise of the warrants could adversely affect prevailing market prices of our common shares. In addition, the anticipated exercise of the warrants for our common shares could depress the price of our common shares.

The warrants become exercisable only upon the achievement of certain performance-based metrics relating to the price of our common shares and may not vest in full or at all. To the extent that the warrants do vest, the market price of our common shares may or may not exceed the exercise price of the warrants at the time the warrants are exercisable.

The exercisability of the warrants is subject to the price of our common shares achieving certain performance hurdles compared to a peer group. Subject to certain limitations, including that the services and investment agreement has not been terminated before March 31, 2019, the warrants will vest on March 31, 2019 as follows: (i) if the performance rank of our common shares is in the bottom half of the peer group, the warrants will be forfeited and void; (ii) if our performance rank compared to the peer group is between the 50th and 75th percentile, the number of common shares that may be exercised under each warrant will increase linearly from an aggregate of 32.0 million to an aggregate of 80.0 million as our performance rank increases; or (iii) if the performance rank of our common shares is in the 75th percentile or above, then the warrants may be exercised for an aggregate of 80,000,000 common shares. Our common shares may not achieve these performance metrics, and to the extent such performance metrics are not achieved, the warrants may not vest in full or at all and the value of the warrants may be diminished or the warrants may become worthless.

Additionally, the warrants have terms lasting between 49 months and 72 months and have exercise prices ranging from $2.75 per share to $10.00 per share. As of September 25, 2015, the market price of our common shares did not exceed the exercise price of any of the warrants and the market price of our common shares may never exceed the exercise price of the warrants prior to the applicable expiration date of the warrants. Any warrant that is not exercised by its expiration date will be terminated and we will have no obligation to the warrant holder. See “Description of Warrants” beginning on page 19 for additional information concerning the exercisability and terms of the warrants.

Future sales of significant amounts of our warrants or common shares could negatively affect our share price, even if our business is doing well.

Sales of a substantial number of our warrants or common shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our common shares. In connection with the services and investment agreement, EXCO and ESAS have entered into a registration rights agreement, pursuant to which, on April 21, 2015, EXCO filed with the SEC a Registration Statement on Form S-3 (File No. 333-203549), as amended by Pre-Effective Amendment No. 1, filed with the SEC on July 16, 2015, with respect to the resale by ESAS or its affiliates of the initial shares. Additionally, pursuant to the registration rights agreement, EXCO has prepared and filed the registration statement of which this prospectus forms a part to register the resale by ESAS or its affiliates of the warrants and the underlying common shares, and EXCO is obligated in the future to prepare and file a Registration Statement on Form S-3 to register the resale by ESAS or its affiliates of the common shares to be acquired in connection with the post-closing investment and any common shares subsequently acquired by ESAS or other parties to such registration rights agreement.

Furthermore, up to 135,349,733 of our common shares are eligible for resale by certain of our shareholders under a Registration Statement on Form S-3 (File No. 333-193660) filed with the SEC on January 30, 2014, as amended by Post-Effective Amendment No. 1, filed with the SEC on February 25, 2015, and Post-Effective Amendment No. 2, filed with the SEC on July 16, 2015. If any of our shareholders, including ESAS, sells or is perceived by the market as intending to sell substantial amounts of our warrants or common shares, the market price of our common shares could drop significantly, even if our business is doing well.

The value of the warrants is directly affected by the market price of our common shares, which may be volatile.

The value of the warrants is directly affected by the market price of our common shares and we cannot predict how our common shares will trade in the future. This may result in greater volatility in the value of the warrants than would be expected for non-derivative securities.

The adjustment to the exercise price of the warrants and the number of common shares underlying each warrant in connection with an anti-dilutive adjustment event may not adequately compensate a warrant holder for any lost value of warrants as a result of such transaction.

If a certain specified corporate event or transaction constituting a dilutive event occurs, we will adjust the exercise price of the warrants and the number of common shares underlying the warrants. The adjustment to the exercise price of the warrants and the number of common shares underlying each warrant will be determined based on the date on which the dilutive event occurs or becomes effective.

On November 16, 2015, we will hold a special meeting of our shareholders to seek the approval of our shareholders to, among other things, amend our amended and restated certificate of formation to effect a reverse share split of our common shares at a ratio of between 1-for-2 and 1-for-10, with the ratio within such range to be determined at the discretion of our board of directors. To be approved, the amendment will require the approval of two-thirds of our outstanding common shares. If the proposed reverse share split is approved by our shareholders and our board of directors decides to effect the reverse share split, the number of shares underlying the warrants will decrease in proportion to the reverse share split ratio and the exercise price per share of the warrants will increase in proportion to the reverse share split ratio.

Any adjustment to the exercise price of the warrants and the number of common shares underlying the warrants in connection with a dilutive event, including the proposed reverse share split, may not adequately compensate holders of the warrants for any lost value as a result of such dilutive event.

The warrants may have no value in a bankruptcy.

In the event of a bankruptcy or reorganization or other insolvency proceeding by or against us, the unexercised warrants may be deemed to be executory contracts subject to rejection by us with approval of the bankruptcy court. As a result, even if sufficient funds are available, holders of the outstanding warrants may not be entitled to receive any consideration or may receive less than they would be entitled to if they had exercised their warrants prior to the commencement of such bankruptcy or reorganization. In addition, in the event of a bankruptcy or reorganization or other insolvency proceeding, the common shares underlying the warrants may have little or no value.

Holders of the warrants do not have identical rights as holders of our common shares.

Holders of warrants are not entitled to any rights with respect to our common shares, including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares. Holders of our warrants will have rights with respect to our common shares only if they receive our common shares upon exercise of the warrants and only as of the date when such holder becomes a record owner of the common shares upon such exercise.

Our amended and restated certificate of formation contains a provision waiving the duty of our board of directors to present corporate opportunities to EXCO, which could adversely affect our shareholders.

Pursuant to our services and investment agreement with ESAS, we recently amended and restated our certificate of formation to, among other things, include a waiver of the duty of our board of directors to present corporate opportunities to EXCO. As a result of the waiver, our board of directors and certain of their affiliates have the ability to engage in the same or similar lines of business to EXCO, and will not be obligated to, among other things, offer to EXCO an opportunity to participate in any business opportunities that involve any aspect of the energy business or industry that are presented or become known to such directors and certain of their affiliates. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if attractive corporate opportunities are allocated by members of our board of directors to themselves or their affiliates instead of to us.

On August 17, 2015, following discussions with an institutional shareholders regarding the waiver, we agreed that at our next annual or special meeting of shareholders we would submit and recommend to our shareholders an amendment to limit the waiver solely to Mr. Wilder instead of the entire board of directors. The proposal will be presented at our special meeting of shareholders on November 16, 2015. To be approved, the amendment will require the approval of 67% of our outstanding common shares. Even if the amendment is approved, Mr. Wilder would retain the ability to allocate corporate opportunities to himself instead of to EXCO, which could have a material adverse effect on our business, financial condition and results of operations.

The EPA’s implementation of climate change regulations could result in increased operating costs and reduced demand for our oil and natural gas production.

Although federal legislation regarding the control of emissions of greenhouse gases, or GHGs, for the present appears unlikely, the U.S. Environmental Protection Agency, or the EPA, has been implementing regulations under existing Clean Air Act, or the CAA, authority, some of which may affect our operations. GHGs are certain gases, including carbon dioxide, a product of the combustion of natural gas, and methane, a primary component of natural gas, that may be contributing to the warming of the Earth’s atmosphere, resulting in climatic changes. These GHG regulations could require us to incur increased operating costs and could have an adverse effect on demand for our oil and natural gas production.

In the absence of comprehensive federal legislation on GHG emission control, the EPA attempted to require the permitting of GHG emissions; although the U.S. Supreme Court struck down the permitting requirements, it upheld the EPA’s authority to control GHG emissions when a permit is required due to emissions of other pollutants. The EPA established GHG reporting requirements for sources in the petroleum and natural gas industry, requiring those sources to monitor, maintain records on, and annually report their GHG emissions. Although this rule does not limit the amount of GHGs that can be emitted, it requires us to incur costs to monitor, record and report GHG emissions associated with our operations.

Recently, the EPA announced proposed rules that would establish new air emission controls for emissions of methane from certain equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. The EPA’s proposed rule package includes first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions, fugitive emissions from well sites and compressors, equipment leaks at natural gas processing plants, and pneumatic pumps. In addition, the rule package would extend current volatile organic compound requirements established in 2012 to remaining unregulated equipment within the source category, such as hydraulically fractured oil well completions, fugitive emissions from well sites and compressor stations, and pneumatic pumps. Another key component of the proposal is that it contemplates periodically monitoring methane emissions using imaging optical gas imaging instead of traditional observation methods. Concurrent with this proposal, the EPA published proposed guidelines clarifying the EPA’s position on what constitutes a stationary source subject to the new source performance standards, or NSPS, requirements. In this proposal, the EPA states that any oil and gas exploration facilities that have a common owner and that are “adjacent” to each other are a single source. The grouping together of sources may cause a group of sources to be treated as a “major source” and face enhanced regulation under federal environmental laws, including the Clean Air Act. In addition, some states have considered, and notably California has adopted, a state specific GHG regulatory program that may limit GHG emissions or may require costs in association with the control of GHG emissions.

Our business exposes us to liability and extensive regulation on environmental matters, which could result in substantial expenditures.

Our operations are subject to numerous complex U.S. federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of materials into the water and air, the generation, management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. Laws, rules and regulations protecting the environment have changed frequently and the changes often include increasingly stringent requirements. We could incur material costs, including clean-up costs, fines and civil and criminal sanctions (including injunctive relief) and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations. Such laws and regulations not only expose us to liability for our own activities, but may also expose us to liability for the conduct of others or for actions by us that were in compliance with all applicable laws at the time those actions were taken. In addition, we could incur substantial expenditures complying with environmental laws and regulations, including future environmental laws and regulations which may be more stringent, for example, the regulation of GHG emissions under the federal CAA, or state or regional regulatory programs. Regulation of GHG emissions by the EPA, or various states in the United States in areas in which we conduct business, for example, could have an adverse effect on our operations and demand for our oil and natural gas production. Moreover, the EPA has shown a general increased scrutiny on the oil and gas industry through its regulations under the CAA, the Safe Drinking Water Act, or the SDWA, Resource Conservation and Recovery Act of 1976, or RCRA, Toxic Substances Control Act of 1976, or TSCA, and Clean Water Act of 1972.

Our operations may be impacted by upcoming regulatory changes, including new effluent limitation guidelines which could limit our ability to dispose of waste water from hydraulic fracturing activities into wastewater treatment systems. The EPA and state regulators are also reviewing the practices for the disposal of solid waste in surface impoundments from exploration and production facilities under Subtitle D of RCRA and may continue to refine those requirements. The EPA and state regulators are also expanding National Pollutant Discharge Elimination System permitting for stormwater discharges at drilling sites. These actions may limit the options for disposal of hydraulic fracturing waste and increase costs associated with disposal.

In addition, on May 19, 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking comment on the types of chemical mixtures used in hydraulic fracturing fluid which might be reported under the TSCA. This may require more extensive reporting obligations for oil and gas exploration activities that use hydraulic fracturing.

Moreover, as part of the Obama administration’s continued focus on climate change, the EPA has outlined a series of actions to encourage reduction in methane and volatile organic compound emissions from the oil and gas industry. To this end, the EPA has adopted rules subjecting oil and natural gas operations to regulation under the NSPS, the National Emissions Standards for Hazardous Air Pollutants, or NESHAPS, and programs under the CAA; imposing new and amended requirements under these programs. Among other things, the rule amends standards applicable to natural gas processing plants and expands the NSPS to include all oil and natural gas operations, imposing requirements on those operations. The rule also imposes NSPS standards for completions of hydraulically fractured natural gas wells. These standards include the reduced emission completion techniques. Additionally, the EPA recently announced its intention to take measures to require or encourage reductions in methane emissions, including from oil and natural gas operations. The measures include the development of NSPS regulations in 2015 or 2016 for reducing methane from new and modified oil and natural gas production sources and natural gas processing and transmission sources. The NESHAPS also includes maximum achievable control technology standards for certain glycol dehydrators and storage vessels, and revises applicability provisions, alternative test protocols and the availability of the startup, shutdown and maintenance exemption. The implementation of these new requirements may result in increased operating and compliance costs, increased regulatory burdens and delays in our operations. There may also be further refinement to existing NSPS standards for volatile organic compounds as data is gathered about the implementation of those requirements.

The EPA has also identified “Assuring Energy Extraction Sector Compliance with Environmental Laws” as an enforcement priority for fiscal years 2014 through 2017. The EPA has stated that it will be using next generation technologies and reporting techniques to assess and quantify emissions at land based natural gas production facilities. This could result in increased costs of compliance and result in additional infrastructure expenditures to maintain compliance of extraction operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the warrants or the underlying common shares by the selling shareholder.

We may receive cash proceeds from the exercise of the warrants to the extent a warrant holder engages in a cash exercise of the warrants. If the warrants are fully exercised for cash, we would receive proceeds of $511,250,000 before expenses. When and if we receive these proceeds, we intend to use them for general corporate purposes. However, there can be no guarantee that all or any portion of the warrants will be exercised prior to their applicable expiration date.

SELLING SHAREHOLDER

General

In connection with our services and investment agreement with ESAS, on March 31, 2015, we issued ESAS warrants representing the right to purchase an aggregate of up to 80,000,000 of our common shares and on September 8, 2015, ESAS purchased the initial shares. Additionally, pursuant to the terms of the services and investment agreement, ESAS agreed to purchase at least $13.5 million of additional common shares through open market purchases during the one year following the closing of the services and investment agreement, subject to certain extensions and exceptions. Please see “— Material Relationships” for additional information.

On April 21, 2015, pursuant to the services and investment agreement and the registration rights agreement described below, we filed a Registration Statement on Form S-3 (File No. 333-203549) with the SEC, as amended by Pre-Effective Amendment No. 1, filed with the SEC on July 16, 2015, to register the resale of the 5,882,353 initial shares by ESAS or its affiliates. We are filing the registration statement of which this prospectus forms a part to register the resale by ESAS or its affiliates of the warrants and the underlying common shares. We are also obligated, pursuant to the services and investment agreement and the registration rights agreement, to register for resale (i) common shares to be acquired by ESAS in connection with the post-closing investment and (ii) any other common shares subsequently acquired by ESAS or other parties to the registration rights agreement. We expect to file additional registration statements to register the resale of the common shares to be acquired in connection with the post-closing investment and the common shares otherwise acquired by ESAS.

The table below sets forth the name of the selling shareholder, the warrants and common shares issuable upon the exercise of the warrants that may be sold by the selling shareholder in this offering, and the number and percentage of our common shares beneficially owned by the selling shareholder before and after this offering.

The shares being offered hereby are being registered to permit public secondary trading. The selling shareholder, including its donees, pledgees, transferees or other successors-in-interest may offer all or part of the warrants and underlying common shares for resale from time to time. However, the selling shareholder is under no obligation to resell all or any portion of such warrants or underlying common shares, nor is the selling shareholder obligated to resell any warrants or underlying common shares immediately, under this prospectus.

All information with respect to beneficial ownership has been furnished by or on behalf of the selling shareholder. We believe, based on information supplied by the selling shareholder, that except as may otherwise be indicated in the notes to the table below, the selling shareholder has sole voting and investment power with respect to the securities beneficially owned by it. Because the selling shareholder may resell all or part of its warrants or underlying common shares, no estimates can be given as to the number of warrants or common shares that will be held by the selling shareholder upon termination of any offering made hereby. For purposes of the table below, however, we have assumed that after termination of this offering none of the warrants or common shares covered by this prospectus will be held by the selling shareholder.

To our knowledge, the selling shareholder has not had any position with, held any office of, or had any other material relationship with us during the past three years, except as described (i) in this prospectus, including in the footnotes to the table below and under “Material Relationships” below, (ii) in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 25, 2015, including Note 13 to our consolidated financial statements, as amended by

Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on April 10, 2015, which information is incorporated herein by reference (iii) in our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 11, 2015, including under “Transactions with Related Persons,” which information is incorporated herein by reference and (iv) in the other documents incorporated herein by reference.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentages of shares beneficially owned are based on 283,061,149 common shares outstanding as of September 25, 2015.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options, warrants or rights held by that person that are currently exercisable or exercisable within 60 days of September 25, 2015 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Shares beneficially owned prior to the offering		Warrants and underlying common shares that may be sold in this offering (1)				Shares beneficially owned after the offering
	Number	Percent	Warrant Certificate No. 1	Warrant Certificate No. 2	Warrant Certificate No. 3	Warrant Certificate No. 4	Number	Percent
Name and address of selling shareholder
Energy Strategic Advisory Services LLC (2)	5,882,353	2.1%	15,000,000	20,000,000	20,000,000	25,000,000	5,882,353	2.1%

(1)	Represents the maximum number of shares that may be acquired upon full exercise of the warrants. The number of common shares issuable upon the full exercise of the warrants may increase or decrease due to adjustments to the warrants resulting from certain transactions. Pursuant to Rule 416 under the Securities Act, this registration statement covers any additional common shares which become issuable in connection with the warrants as a result of any dividend, share split, recapitalization or other similar event or adjustment to the number of shares issuable upon the exercise of the warrants.

(2)	Bluescape Resources Company LLC (“Bluescape”) is the managing member of ESAS and may be deemed to share voting and dispositive power with respect to the common shares beneficially owned by ESAS. Charles John Wilder, Jr. is the Executive Chairman of Bluescape and may be deemed to share voting and dispositive power with respect to the common shares beneficially owned by ESAS and Bluescape. The business address for each of the foregoing entities and persons is 200 Crescent Court, Suite 200, Dallas, Texas 75201.

The selling shareholder, or its affiliates, set forth in the table above may participate from time to time in equity or debt financing arrangements with EXCO or its subsidiaries.

Material Relationships

Services and Investment Agreement. On March 31, 2015, we entered into the services and investment agreement with ESAS, a wholly owned subsidiary of Bluescape. Bluescape is a private, independent investment and operating company headquartered in Dallas, Texas and is focused principally in the oil and gas and power sectors. Subject to the terms and conditions in the services and investment agreement, the services and investment agreement includes the following provisions:

•	Services. On March 31, 2015, ESAS commenced providing certain strategic advisory services to us under the services and investment agreement. The services will be provided until the earlier of termination of the services and investment agreement and March 31, 2019.

As consideration for the services provided under the services and investment agreement, we have agreed to pay ESAS a monthly fee of $300,000 and an annual incentive payment of between zero and

$2.4 million per year, or the incentive payment, that will be based on our common share price achieving certain performance hurdles as compared to a peer group under the terms of the services and investment agreement; provided that payment for the services will be held in escrow and contingent upon completion of the entire first year of services and the completion of the post-closing investment. If EXCO’s performance rank is in the bottom half of the peer group, then the incentive payment will be zero. The incentive payment increases linearly from $960,000 to $2.4 million as EXCO’s performance rank increases from the 50th to 75th percentile, as compared to the peer group. If EXCO’s performance rank is in the 75th percentile or above, then the incentive payment will be $2.4 million.

•	Warrants. On March 31, 2015, we issued to ESAS the following warrants: a warrant exercisable for 15.0 million common shares with an exercise price of $2.75 per share and a term of 49 months, a warrant exercisable for 20.0 million common shares with an exercise price of $4.00 per share and a term of 60 months, a warrant exercisable for 20.0 million common shares with an exercise price of $7.00 per share and a term of 72 months, and a warrant exercisable for 25.0 million common shares with an exercise price of $10.00 per share and a term of 72 months. The exercisability of the warrants is subject to the price of our common shares achieving certain performance hurdles as compared to a peer group under the terms of the warrants. If the services and investment agreement is not terminated before March 31, 2019, and our performance rank is in the bottom half of the peer group, then the warrants will be forfeited and void. The number of exercisable common shares under the warrants increases linearly from 32,000,000 to 80,000,000 as our performance rank increases from the 50th to 75th percentile, as compared to the peer group. If our performance rank is in the 75th percentile or above, then all 80,000,000 common shares underlying the warrants will be exercisable. For additional information regarding the warrants, see “Description of Warrants” beginning on page 19.

•	Initial Shares. On September 8, 2015, ESAS purchased from us 5,882,353 newly issued common shares for an aggregate cash purchase price of $10.0 million.

•	Amendment and Restatement of Charter. Pursuant to the terms of the services and investment agreement, we filed proxy materials and solicited the approval of our shareholders at meeting of our shareholders for, among other things, (1) the issuance of the warrants and the underlying common shares in accordance with NYSE rules and (2) an amendment and restatement of our charter to, among other things, increase the number of common shares we are authorized to issue and include a waiver of the duty of directors to present corporate opportunities to EXCO. These matters were approved by our shareholders on August 18, 2015 and the amendment and restatement of our charter became effective on August 28, 2015.

•	Appointment of Mr. Wilder to Board of Directors. At the closing of the transactions contemplated by the services and investment agreement, we appointed Mr. Wilder as a member of our board of directors and as Executive Chairman of the Board of Directors.

•	Post-Closing Investment. During the one year period commencing on September 8, 2015, ESAS is obligated to purchase an additional $13.5 million of our common shares through open market purchases from unaffiliated third parties, subject to certain extensions and exceptions.

•	Ownership Limitation. For a two year period commencing on September 8, 2015, ESAS agreed to a 50% beneficial ownership limitation with respect to our common shares.

Nomination Letter Agreement. Pursuant to the services and investment agreement, on September 8, 2015, we and ESAS entered into a nomination letter agreement. The nomination letter agreement provides that, during the term of the services and investment agreement, ESAS will have the right to nominate one director for election to our board of directors. Pursuant to the services and investment agreement, Mr. Wilder was appointed as a member of our board of directors and as the nominee of ESAS under the nomination letter agreement.

Registration Rights Agreement. Pursuant to the services and investment agreement, we and ESAS entered into a registration rights agreement, pursuant to which we agreed to prepare and file Registration Statements on Form S-3 with respect to the resale by ESAS or its affiliates of (i) the initial shares, (ii) the warrants, (iii) the common shares underlying the warrants, (iv) the common shares to be acquired in connection with the post-closing investment and (v) any common shares subsequently acquired by ESAS or other parties to the registration rights agreement. Prior to entering into the proposed registration rights agreement, we obtained a waiver from the holders of certain of our securities with registration rights under the First Amended and Restated Registration Rights Agreement, dated as of October 3, 2005, as amended and restated as of December 30, 2005, among EXCO and the investors named therein, and the Registration Rights Agreement dated March 28, 2007 in respect of 7.0% Cumulative Convertible Perpetual Preferred Stock and Hybrid Preferred Stock, among EXCO and the investors named therein.

The foregoing is only a brief description of the material terms of the services and investment agreement, the nomination letter agreement and the registration rights agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the services and investment agreement, the nomination letter agreement and the registration rights agreement, each of which is incorporated by reference herein.

PLAN OF DISTRIBUTION

We are registering the resale of the warrants and the underlying common shares to permit the resale of these securities by the selling shareholder, which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling the warrants or underlying common shares or interests in these securities received after the date of this prospectus from the selling shareholder as a gift, pledge, partnership distribution or other transfer, from time to time. We will not receive any of the proceeds from the sale by the selling shareholder of the warrants or underlying common shares. We will bear all fees and expenses incident to our obligation to register the warrants and underlying common shares.

The selling shareholder may sell all or a portion of the warrants or underlying common shares owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, or otherwise. If the warrants or underlying common shares are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The warrants or underlying common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices, or otherwise. These sales may be effected in transactions, which may involve, without limitation:

•	crosses or block transactions

¡	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

¡	in the over-the-counter market;

¡	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

¡	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the warrants or common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	sales pursuant to Rule 144 promulgated under the Securities Act;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such warrants or underlying common shares at a stipulated price per share;

•	underwritten offerings;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholder effects such transactions by selling warrants or the underlying common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the warrants or underlying common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the warrants or underlying common shares or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the warrants or underlying common shares in the course of hedging in positions they assume. The selling shareholder may also sell warrants or underlying common shares short and deliver warrants or underlying common shares covered by a prospectus to close out short positions and to return borrowed warrants or underlying common shares in connection with such short sales. The selling shareholder may also loan or pledge common shares to broker-dealers that in turn may sell such shares. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the warrants or underlying common shares offered by this prospectus, which warrants or underlying common shares such broker-dealer or other financial institution may resell pursuant to such prospectus.

The aggregate proceeds to the selling shareholder from the sale of the warrants or underlying common shares offered by it will be the purchase price of the warrants or underlying common shares less discounts or commissions, if any. The selling shareholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of warrants or underlying common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholder also may resell all or a portion of the warrants or underlying common shares in open market transactions in reliance upon Rule 144 promulgated under the Securities Act, provided that it meets the criteria and conform to the requirements of that rule.

The selling shareholder may pledge or grant a security interest in some or all of the warrants or underlying common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the warrants or underlying common shares from time to time pursuant to a prospectus or any amendment to such prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under such prospectus. The selling shareholder also may transfer and donate the warrants or underlying common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of such prospectus.

The selling shareholder and any broker-dealer participating in the distribution of the warrants or underlying common shares may be deemed to be an “underwriter” within the meaning of the Securities Act with respect to any securities such entity sells pursuant to this prospectus. At the time a particular offering of the warrants or underlying common shares is made, a prospectus, if required, will be distributed which will set forth the aggregate amount of warrants or underlying common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. If the selling shareholder is deemed to be an underwriter, the selling shareholder may be subject to certain statutory liabilities under the Securities Act and other applicable securities laws.

Under the securities laws of some states, the warrants or underlying common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the warrants or underlying common shares may not be sold unless such warrants or underlying common shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling shareholder will sell any or all of the warrants or underlying common shares registered pursuant to this registration statement.

The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the warrants or underlying common shares by the selling shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the warrants or underlying common shares to engage in market-making activities with respect to the warrants or underlying common shares. All of the foregoing may affect the marketability of the warrants or underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the warrants or underlying common shares.

We will pay all expenses of the registration of the warrants and underlying common shares, including, without limitation, SEC filing fees and expenses of compliance with federal securities or state “blue sky” or securities laws; provided, however, that the selling shareholder will pay all discounts and commissions, if any, to underwriters, selling brokers, dealer managers and similar persons. We will indemnify the selling shareholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholder will be entitled to contribution. We may be indemnified by the selling shareholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in a prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

There is no public trading market for the warrants and we have not applied and do not intend to apply for listing of the warrants on any national securities exchange or for quotation on any automated quotation system. No assurances can be given as to the liquidity of the trading market for the warrants or that an active public market for the warrants will develop. If an active market for the warrants does not develop, the value and liquidity of the warrants may be adversely affected.

DESCRIPTION OF WARRANTS

The following description of the terms and conditions of the warrants may not contain all of the information that is important to you. You should review each of the warrants, which are incorporated by reference herein, for a complete description of the terms and conditions of the warrants.

The warrants were issued to ESAS in four tranches and represent the right to purchase an aggregate of up to 80,000,000 common shares. The table below lists the number of shares underlying each warrant, the exercise price per common share underlying each warrant and the expiration date of each warrant:

Warrant Certificate	Number of Common Shares Underlying Warrant	Exercise Price Per Common Share	Expiration Date
Warrant Certificate No. 1	15,000,000	$2.75	April 30, 2019
Warrant Certificate No. 2	20,000,000	$4.00	March 31, 2020
Warrant Certificate No. 3	20,000,000	$7.00	March 31, 2021
Warrant Certificate No. 4	25,000,000	$10.00	March 31, 2021

Exercisability

The exercisability of each warrant is subject to the per share price of our common shares achieving certain performance hurdles as compared to a peer group. Pursuant to the terms of the warrants, if the services and investment agreement has not been terminated before March 31, 2019, on March 31, 2019, the warrants will vest as follows: (i) if our performance rank compared to the peer group is below the 50th percentile, each of the warrants will immediately be cancelled and forfeited and will not be exercisable for any common shares; (ii) if our performance rank compared to the peer group is between the 50th and 75th percentile, the number of common shares that may be exercised under each warrant will increase linearly from an aggregate of 32.0 million to an aggregate of 80.0 million as our performance rank increases; or (iii) if our performance rank compared to the peer group is above the 75th percentile, each of the warrants will be fully exercisable.

Subject to the limitations described above, each of the warrants becomes exercisable upon the earlier of March 31, 2019 or the accelerated vesting of the warrants in connection with a termination of the services and investment agreement as described more fully below.

The warrants may be exercised by (i) paying the exercise price of the applicable warrant multiplied by the number of common shares to be acquired, (ii) instructing us to withhold from the exercise of the warrant a number of common shares underlying the warrant that have an aggregate fair market value equal to the aggregate exercise price that would be owed upon the exercise of the warrant, (iii) delivering to us a number of common shares that have an aggregate fair market value equal to the aggregate exercise price that would be owed upon the exercise of the warrant or (iv) any combination of these methods.

Accelerated vesting or cancellation of warrants

Prior to March 31, 2019, (i) if we terminate our services and investment agreement with ESAS for any reason other than an ESAS Forfeiture Event (as defined below), or ESAS terminates the Agreement for an EXCO Forfeiture Event (as defined below), then each of the warrants will fully vest and become exercisable and (ii) if ESAS terminates the services and investment agreement for any reason other than an EXCO Forfeiture Event, or EXCO terminates the services and investment agreement for an ESAS Forfeiture Event, then each of the warrants will be cancelled and forfeited.

An “ESAS Forfeiture Event” includes, among other events: (i) ESAS’s failure to complete the transactions contemplated by the services and investment agreement; (ii) Mr. Wilder’s failure to serve as Executive Chairman of our Board of Directors, either through his resignation, refusal to do so or as a result of certain disqualifying events specified in the services and investment agreement; or (iii) ESAS’s material and willful breach of its covenants in the services and investment agreement. An “EXCO Forfeiture Event” includes, among other events: (i) our failure to elect Mr. Wilder to our board of directors; (ii) the removal of Mr. Wilder from our board of directors for reasons other than disqualifying events specified in the services and investment agreement; or (iii) our willful and material breach of our covenants in the services and investment agreement.

Adjustments

The number of common shares underlying each warrant and the exercise price of each warrant is subject to adjustment in the case of certain dilutive events, including, among other things, a subdivision, share dividend, share split, reverse share split or combination of our common shares. If the effect of such event is to increase the total number of our outstanding common shares, the exercise price of the warrants will be proportionately reduced and the number of common shares underlying the warrants shall be proportionately increased. If the effect of such event is to decrease the total number of our outstanding common shares, the exercise price of the warrants will be proportionately increased and the number of common shares underlying the warrants shall be proportionately reduced.

The number of common shares underlying each warrant and the exercise price of each warrant is also subject to adjustment in the event that we engage in a reorganization, reclassification, merger, consolidation or disposition of assets. In such a case, each warrant will immediately become exercisable for the kind and number of common shares or other securities or assets of EXCO or its successor resulting from such transaction to which the holder of the warrant would have been entitled if the holder had exercised the warrant immediately prior to such event. Additionally, the warrants will automatically be adjusted as to the number of securities underlying each warrant and the exercise price of each warrant such that the approximate economic value of each warrant is maintained.

On November 16, 2015, we will hold a special meeting of our shareholders to seek the approval of our shareholders to, among other things, amend our amended and restated certificate of formation to effect a reverse share split of our common shares at a ratio of between 1-for-2 and 1-for-10, with the ratio within such range to be determined at the discretion of our board of directors. To be approved, the amendment will require the approval of two-thirds of our outstanding common shares. If the proposed reverse share split is approved by our shareholders and our board of directors decides to effect the reverse share split, the number of shares underlying the warrants will decrease in proportion to the reverse share split ratio and the exercise price per share of the warrants will increase in proportion to the reverse share split ratio.

Transfer restrictions

None of the warrants may be transferred or assigned, except to certain affiliates of ESAS, until all of the common shares underlying such warrant have become exercisable or have been cancelled and forfeited.

No shareholder rights

Unless and until a warrant holder exercises a warrant for common shares, a warrant holder will not have rights as a shareholder with respect to the common shares underlying a warrant. Accordingly, with respect to the common shares underlying a warrant, a warrant holder will not be entitled to vote, receive dividends or be deemed the holder of such common shares for any purpose.

Governing law

The warrants are governed by the laws of the State of Texas.

DESCRIPTION OF CAPITAL STOCK

Our amended and restated certificate of formation authorizes us to issue a total of 790,000,000 shares of capital stock, consisting of 780,000,000 common shares, par value $0.001 per share, and 10,000,000 preferred shares, par value $0.001 per share. The following description of our capital stock is intended to be a summary, and you should read it in conjunction with our amended and restated certificate of formation and third amended and restated bylaws filed with the SEC.

Common shares

Under our amended and restated certificate of formation, we may issue 780,000,000 common shares with a par value of $0.001 per share. As of September 25, 2015, there were 283,061,149 common shares outstanding. All of our common shares have one vote per share. Shareholders may not utilize cumulative voting for the election of directors. The vote or concurrence of two-thirds of the outstanding voting shares of our common shares is necessary to effectuate:

•	any amendment to the amended and restated certificate of formation;

•	the approval of any merger or consolidation;

•	any sale, lease, exchange or other disposition not in the ordinary course of business of all, or substantially all, of our property or assets; or

•	our dissolution.

Holders of our common shares may receive dividends, when and as declared by our board of directors, if funds are legally available for the payment of dividends, subject to the preferential dividend rights of any outstanding preferred shares. Our common shares have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of our liquidation, holders of our common shares participate on a pro rata basis in the distribution of any of our assets that are remaining after the payment of liabilities and any liquidation preference on outstanding preferred shares. All of our outstanding common shares are fully paid and nonassessable.

On November 16, 2015, we will hold a special meeting of our shareholders to seek the approval of our shareholders to, among other things, amend our amended and restated certificate of formation to effect a reverse share split of our common shares at a ratio of between 1-for-2 and 1-for-10, with the ratio within such range to be determined at the discretion of our board of directors. If the proposed reverse share split is approved by our shareholders and our board of directors decides to effect the reverse share split, the number of common shares that we are authorized to issue will decrease from 780,000,000 in proportion to the reverse share split ratio.

Preferred shares

Our amended and restated certificate of formation authorizes the issuance of up to 10,000,000 preferred shares. As of September 25, 2015, we did not have any preferred shares outstanding. Under our amended and restated certificate of formation, our board of directors has the authority to create new series of preferred shares, and the shares of each series shall have rights and preferences as designated by resolution of the board of directors. In the designation of any series of preferred shares, the board of directors has authority, without further action by the holders of our common shares, to fix the number of shares constituting that series and to fix the dividend rights, dividend rate, conversion rights, terms of redemption and the liquidation preferences of that series of preferred shares. The issuance of additional preferred shares could further adversely affect the voting power of holders of our common shares and the likelihood that holders of our common shares will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Anti-takeover effects of provisions of Texas law, our certificate of formation and bylaws

Under the TBOC, class voting is required in connection with certain amendments of a corporation’s charter, a merger or consolidation requiring shareholder approval and certain sales of all or substantially all of the corporation’s assets.

Our amended and restated certificate of formation currently permits our board of directors to issue up to 10,000,000 preferred shares and to establish, by resolution, one or more series of preferred shares and the powers, designations, preferences and participating, optional or other special rights of each preferred share. The preferred shares may be issued on terms that are unfavorable to the holders of our common shares, including the grant of superior voting rights, the grant of preferences in favor of preferred shareholders in the payment of dividends and upon our liquidation and the designation of conversion rights that entitle holders of our preferred shares to convert their shares into our common shares on terms that are dilutive to holders of our common shares.

The issuance of additional preferred shares may make a takeover or change in control of us more difficult, and may discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. It could, therefore, prevent shareholders from receiving a premium over the market price for the common shares they hold.

Our amended and restated certificate of formation and third amended and restated bylaws provide that special meetings of our shareholders may be called by one or more shareholders only if such shareholder(s) hold shares aggregating at least 25% of the voting power at a meeting at which the holders of all shares entitled to vote on the action or actions were present and voted. Our third amended and restated bylaws also provide that any shareholder seeking to bring business before, or to nominate candidates for election as directors at, an annual meeting of shareholders must be a shareholder of record at the time we give notice of the annual meeting, be entitled to vote at the annual meeting and provide timely notice of his, her or its proposal in writing to the corporate secretary. Furthermore, our third amended and restated bylaws provide that any amendment to the third amended and restated bylaws by our shareholders must be approved by the affirmative vote of two-thirds of the outstanding shares entitled to vote on such amendment. These provisions could have the effect of discouraging attempts to acquire us or change the policies formulated by our management even if some or a majority of our shareholders believe these actions are in their best interest. These provisions could, therefore, prevent shareholders from receiving a premium over the market price for the common shares they hold.

Texas law and certain corporate provisions

In our amended and restated certificate of formation, we opted out of Section 21.606 of the TBOC, or the Texas Business Combination Law. The Texas Business Combination Law provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Limitations on liability

Our amended and restated certificate of formation provides that to the fullest extent permitted by Texas law, our directors will have no personal liability to us or our shareholders for any acts or omissions in the director’s performance of his or her duties as a director. Section 7.001 of the TBOC permits us to limit the personal liability of directors to us or our shareholders for monetary damages for any act or omission in a director’s capacity as director, except for liability for any of the following:

(i)	A breach of the director’s duty of loyalty to us or our shareholders;

(ii)	An act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or knowing violation of law;

(iii)	A transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or

(iv)	An act or omission for which the liability of a director is expressly provided by an applicable statute.

Article XIV of our amended and restated certificate of formation further provides that if Texas law is amended to authorize further elimination of the personal liability of directors for or with respect to any acts or omissions in the performance of their duties as directors, then the liability of a director shall be eliminated to the fullest extent permitted by Texas law, as so amended. Any repeal or modification of Article XIV by our shareholders will not adversely affect any right or protection of a director existing immediately prior to such repeal or modification.

Article XIII of our amended and restated certificate of formation and Article VI of our third amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Texas law. Our third amended and restated bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under Texas law.

Indemnification agreements

We have entered into indemnification agreements with each of Mark F. Mulhern, our former executive vice president, chief financial officer and interim chief accounting officer and a former director, and Vincent J. Cebula, a former director, pursuant to which we have agreed to indemnify them to the fullest extent permitted by the laws of the State of Texas and to advance certain expenses as described therein. We entered into the indemnification agreements with Messrs. Mulhern and Cebula in consideration of their agreement to serve on a special committee of our board of directors in 2010.

Transfer agent and registrar

The transfer agent and registrar for our common shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004-1123, (212) 509-4000.

EXPERTS

The consolidated balance sheets of EXCO Resources, Inc. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDEPENDENT PETROLEUM ENGINEERS

Lee Keeling and Associates, Inc., independent petroleum engineers, Tulsa, Oklahoma, prepared the Proved Reserves estimates with respect to our non-shale properties included in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in petroleum engineering.

Netherland, Sewell & Associates, Inc., independent petroleum engineers, Dallas, Texas, prepared the Proved Reserves estimates with respect to our shale properties included in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in petroleum engineering.

Ryder Scott Company, L.P., independent petroleum engineers, Houston, Texas, prepared the Proved Reserves estimates with respect to our shale properties in the South Texas region included in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in petroleum engineering.

LEGAL MATTERS

The validity of the warrants and underlying common shares offered hereby have been passed upon for us by William L. Boeing, our Vice President, General Counsel and Secretary.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the effectiveness of the registration statement and prior to the termination of the offering (excluding any disclosures that are furnished and not filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 25, 2015 and our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2014 filed with the SEC on April 10, 2015;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on April 29, 2015;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on July 27, 2015;

•	Our Current Reports on Form 8-K filed with the SEC on February 12, 2015, March 6, 2015, March 10, 2015, April 2, 2015, April 23, 2015, April 27, 2015, May 20, 2015, May 28, 2015, June 1, 2015, July 8, 2015, July 28, 2015, August 3, 2015, August 19, 2015 and September 9, 2015; and our Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on May 26, 2015; and

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 11, 2015.

Information contained in this prospectus modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference will automatically supplement, modify or supersede, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, by telephone or via the internet, a copy of the information that has been incorporated by reference in this prospectus (other than an exhibit to these filings, unless we have specifically incorporated that exhibit by reference in this prospectus). You should direct any requests for copies to:

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700

Dallas, Texas 75251

(214) 368-2084

Attn: General Counsel and Secretary

WHERE YOU CAN FIND MORE INFORMATION

This prospectus does not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about EXCO, you should refer to the registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We are subject to the informational requirements of the Exchange Act, and in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including this registration statement, are available over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the Public Reference Room.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our website at www.excoresources.com as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the SEC. Information on our website is not incorporated by reference in this prospectus and is not a part of this prospectus.

Warrants to Purchase an Aggregate of 80,000,000 Common Shares and 80,000,000 Common Shares Underlying the Warrants

EXCO Resources, Inc.

Warrants and

Common Shares